Exhibit 99.1

SIMPPLE Ltd. Provides Compliance Updates with Nasdaq’s Continued Listing Requirements

SINGAPORE – July 1, 2025 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the facilities management sector, today announced that it believes it has regained compliance with the minimum shareholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) due to strong financial performance and closing of a financing round, as well as the requirement to hold an annual meeting of shareholders under Nasdaq Listing Rule 5620(a).

Shareholders’ Equity Compliance

As of the date of this report, the Company believes its shareholders’ equity is above the Nasdaq $2.5 million requirement. This increase is partially attributable to the closing of a private investment in public equity (“PIPE”) offering for total gross proceeds of $2,000,001.00. The objective of this fund raise is to accelerate product development and to increase market share, especially in the Australia and New Zealand (ANZ) markets. In addition, the Company expects to continue strengthening its financial position for the full year, supported by robust operating performance for the first half of 2025. Based on these trends and internal forecasts, the Company projects that it will continue to meet and exceed shareholders’ equity requirement by year-end.

Annual General Meeting Compliance

Separately, the Company confirms that it has successfully concluded its Annual General Meeting of Shareholders (“AGM”), which was held at 9:00am Eastern Time, on June 30, 2025. The convening of this AGM satisfies the requirement under Nasdaq Listing Rule 5620(a) to hold an annual meeting of shareholders within the required timeframe. It is, however, also noted that the Company has announced earlier this year that it will rely on Cayman Islands home country exemption with regards to AGM requirements in the future.

The Company will continue to monitor its ongoing compliance with all applicable Nasdaq listing standards and will provide further updates as appropriate.

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai/

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai